Exhibit 99.1(a)(5)(A)
FROM:      Gene Hall, Chief Executive Officer
SUBJECT:  Gartner, Inc. Stock Option Repurchase Program
DATE:       August 22, 2005
      Today, I am happy to announce that we are offering you the opportunity to participate in an employee Stock Option Repurchase Program. The number of stock options outstanding as a percentage of Gartner’s total number of common shares outstanding (called the “overhang”) has grown to an undesirable level. As a result, the Board of Directors has approved a Stock Option Repurchase Program, which is structured to significantly reduce the overhang.
      The Stock Option Repurchase Program allows you to sell your eligible stock options for a cash payment. The offered price is based on a current valuation of the option and, as a result, you may be offered different prices for different options. If you choose to sell your options in the Stock Option Repurchase Program, you must sell all your eligible options.
      If you are eligible to participate in the Stock Option Repurchase Program and have a Gartner e-mail address, you will receive an e-mail from Mellon Investor Services LLC (“Mellon”), our third-party administrator for the Stock Option Repurchase Program. The e-mail will provide a link to the Mellon Web site (http://www.corporate-action.net/gartner) and contain a PIN which will allow you access to the site. The Web site will provide you with the specifics of the program and directions on how to make elections. If you are eligible to participate in the Stock Option Repurchase Program but do not have a Gartner e-mail address or are on inactive status, you will receive an information packet mailed directly to your home or from an HR representative located at your work site.
      While the materials describing the Stock Option Repurchase Program are voluminous, it is very important that you read and understand and act on all of these materials. The summaries in this letter and in the Offer to Purchase are a good way to get started. In addition, below is a summary of some aspects of the Stock Option Repurchase Program that should help familiarize you with the principal terms. I believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your stock options under their current terms.
      Eligible Employees: You are eligible to participate in the Stock Option Repurchase Program if you are our current or former employee in the United States, Austria, Australia, Belgium, Brazil, Canada, Switzerland, Germany, Denmark, France, United Kingdom, Hong Kong, Ireland, Italy, Japan, Korea, Netherlands, Norway, New Zealand, Sweden, Singapore or Taiwan. Notwithstanding the prior sentence, current executive officers and directors are not eligible to participate in the program.
      Eligible Options: All fully vested and outstanding options that were granted under Gartner’s 1991 Stock Option Plan, 1994 Long Term Stock Option Plan, 1996 Long Term Stock Option Plan, 1998 Long Term Stock Option Plan or 1999 Stock Option Plan with an exercise price equal to or greater than $12.95 per share are eligible for cancellation under the Stock Option Repurchase Program. If you choose to participate in this offer, you must cancel all your eligible options.
      Federal securities law regulations require that we have an offer period that gives you at least 20 U.S. business days to decide whether to participate in the Stock Option Repurchase Program. At the end of the 20 U.S. business days, we will close the offer period and the options that are accepted for inclusion in the Stock Option Repurchase Program will be cancelled. We expect the offer period to close at 9:00 p.m., New York City Time, on September 19, 2005. Please note that this date may change if we choose to extend the offer period.
      The Stock Option Repurchase Program is being made under the terms and subject to the conditions of an Offer to Purchase and the related Election Agreement, which are available at the Mellon Web site

(http://www.corporate-action.net/gartner) and in our SEC filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.
      We have attempted to anticipate many of the questions you may have regarding the terms of the Stock Option Repurchase Program and have included some frequently asked questions as part of the Offer to Purchase, which you may view or download from the two web sites identified above.
      Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Purchase. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Stock Option Repurchase Program. As mentioned above, if you choose not to participate, you will retain your current options under their current terms and conditions.
      To participate in the Stock Option Repurchase Program, you must properly complete the Election Form and submit it before the offer expires at 9:00 p.m., New York City Time, on September 19, 2005. If Mellon has not received your properly completed and signed Election Agreement before the offer expires, you will be deemed to have rejected this offer and you will keep your options. These forms are included in the Offer to Purchase, which is available on http://www.corporate-action.net/gartner and http://www.sec.gov.
      If you are employed in Australia, Austria, Belgium, Canada, Denmark, France, Germany, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Singapore, South Korea, Sweden, Switzerland, Taiwan, United Kingdom, or the United States and receive a PIN via e-mail, you should elect online, with no paper submission necessary. Generally, we prefer that you elect to tender your Eligible Options via the website, but you may also submit your election agreement to Mellon by sending it through the mail.
      If you are employed in Brazil, you must return a signed copy of your election agreement to Mellon via mail using the mailing address listed below. Please allow ample time for any mailed documents to arrive because your election will not be timely made unless it is received by Mellon by 9:00 p.m., New York City Time, on September 19, 2005.

By Mail:	By Overnight Courier:
Mellon Investor Services LLC	Mellon Investor Services LLC
Attn: Reorganization Dept.	Attn: Reorganization Dept.
P.O. Box 3301	85 Challenger Road
South Hackensack, NJ 07606 USA	Mail Stop — Reorg. Ridgefield Park, NJ 07660 USA
      Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to Mellon at the following telephone numbers: +1-888-451-6741 (toll-free within the United States) or +1-201-373-5156 (by reverse charges if required) outside the United States.